

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2013

Via E-mail
Adrian Crawford Ansell
Telupay International Inc.
First Island House
Peter Street
St. Helier, Jersey, Channel Islands
JE4 8SG

> **Re: Telupay International Inc. (f/k/a I-Level Media Group Incorporated)**
> **Form 8-K**
> **Filed September 30, 2013**
> **File No. 000-52069**

Dear Mr. Ansell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please revise the Form 8-K to highlight a shareholder's inability to rely upon Rule 144 to resell their stock until one year from the date when all of the required Form 10 information is provided. Please note the resale restrictions imposed by Rule 144(i) and add risk factor disclosure where appropriate.

Item 2.01 – Completion or Acquisition or Disposition of Assets, page 3

2. Please provide disclosure with respect to all material relationships that existed between the I-Level Media Group and its affiliates, on the one hand, and Telupay PLC and its affiliates, on the other hand, prior to the time of the Amended and Restated Merger Agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the

transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

Current Business as a Result of Acquisition of Telupay, page 5

3. Please revise or provide further disclosure to support your statement that MBS technology is a "bank-grade transaction." Your currently disclosure does not appear to adequately explain the capabilities of your MBS technology.

4. Please provide a more thorough explanation of your business developments to date. For example, please explain the products or services you are providing to your customers in the Philippines. This explanation should specify the material terms of your agreements or arrangements with these customers, including disclosing how much of your revenue is generated from these customers.

Risk Factors, page 8

5. Please add risk factor disclosure addressing your management's lack of experience running a public company in the United States.

6. Please add risk factor disclosure addressing the specific risks raised by operating a mobile banking and payment application business, including any risks related to handling personally identifiable information.

7. Please address any risks raised by operating in the Philippines.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

8. Please provide a detailed explanation for fluctuations in revenue and expenses between reporting periods. State the underlying business reasons for the change.

Liquidity and Capital Resources, page 13

9. Please provide specific disclosure regarding your monthly cash burn, including how long you believe your current cash will fund your operations. In addition, please discuss what plans, if any, you have to obtain financing to fund your operations over the near term.

Executive Compensation, page 21

Summary Compensation Table, page 22

10. Pursuant to Item 402(n)(2)(iv), please provide footnote disclosure of the assumptions made in the valuation of the stock awards made to your NEOs in 2013 by reference to a discussion of those assumptions in the registrant's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis.

Executive Service Agreements, page 23

11. We note that Telupay issued 1,168,000 common shares to two NEOs in 2013. Please explain to us why the share compensation issued to Mr. Romero-Salas and Ms. Carrillo for services rendered during the year ended March 31, 2013 is not reflected in the Summary Compensation Table.

Related Party Transaction, page 23

12. Disclose how much of the outstanding $316,540 is currently in default and due and payable.

13. Please disclose the aggregate amount of common stock currently held by Forte Finance.

Telupay PLC and Subsidiaries

Revenue Recognition, page F-5

14. It appears that your current revenue recognition policy quotes accounting literature and does not specifically state when and how you recognize revenue for your different transactions. Please enhance your revenue recognition policy to clearly describe each type of revenue stream, terms of the revenue arrangements, and your specific revenue policy as it relates to each revenue stream. Disclose when you recognize revenue for each revenue stream.

Share-Based Compensation, page F-22

15. You state on page F-36 that I-Level and Telupay had no stock options issued or outstanding at the time of the Merger. If true, please clarify your footnote to include this information. Also, given that you did issue restricted stock, please provide all stock-based compensation disclosure in accordance with ASC 718-10-50-2. Furthermore, your statement on page F-36 that Telupay has 5,963,334 warrants outstanding to acquire 5,963,334 shares of Telupay at $0.50 per share is unclear. Please revise to clarify.

Note 4 – Related Party Transactions, page F-24

Dispute from former director, page F-24

16. Tell us about the status of your dispute with your former director. It is unclear why you believe the agreement you entered with the current directors relieves you from the obligation to issue shares resulting from the dispute. In this regard, tell us why you believe you do not need to record a liability for this obligation. Refer to your basis in accounting literature.

Report of Independent Registered Public Accounting Firm, page F-32

17. If true, please ask your auditor to revise the first paragraph of their audit report to eliminate the phrase "A Development Stage Company." If you believe you are a development stage company, please tell us why. Refer to your basis in accounting literature.

Unaudited Pro-Forma Financial Information, page F-30

Pro Forma Consolidated Balance Sheet, page F-30

18. Pro forma presentation should be based on the latest balance sheet included in the filing. As such, please remove your pro forma balance sheet for March 31, 2013.

Pro Forma Consolidated Balance Sheet, page F-33

19. It is not clear to us why Telupay's accumulated deficit prior to the acquisition does not equal the combined company's accumulated deficit after the acquisition. Please explain or revise accordingly.

20. In addition, it appears that your individual line items in stockholder's equity (deficit) do not sum across. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268 or Paul Fischer, Attorney Advisor, at (202) 551-3415 or me with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director